FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2008

Commission File No. 000-30972

BRADNER VENTURES LTD.

(Translation of registrant's name into English)

Suite 1680-200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

BRADNER VENTURES LTD.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Bradner Ventures Ltd.

(A Development Stage Company)

Interim Financial Statements

(Expressed in Canadian dollars)

(Unaudited)

August 31, 2008

Bradner Ventures Ltd.

(A Development Stage Company)

Balance Sheets

(Expressed in Canadian dollars)

	August 31, 2008 $	November 30, 2007 $
	(Unaudited)	(Audited)

ASSETS

Current Assets

Cash	13,067	902
GST receivable	535	334

	13,602	1,236

Deposit (Note 2)	–	5,000

Total Assets	13,602	6,236

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY

Current Liabilities

Accounts payable and accrued liabilities	6,554	8,995
Advance payable (Note 3(b) and (c))	90,000	50,000

	96,554	58,995

Stockholders’ Deficiency

Capital Stock (Note 4) Authorized: 75,000,000 common shares, without par value 25,000,000 preferred shares, without par value Issued: 6,058,256 common shares	4,279,498	4,279,498

Deficit Accumulated During the Development Stage	(4,362,450)	(4,332,257)

Total Stockholders’ Deficiency	(82,952)	(52,759)

Total Liabilities and Stockholders’ Deficiency	13,602	6,236

Nature of operations and ability to continue as a going concern (Note 1)

Approved on behalf of the Board:

“Richard Coglon”	“Randy Buchamer”
Director	Director

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Interim Statements of Operations

(Expressed in Canadian dollars)

(Unaudited)

	Accumulated from
	June 22, 1983	Three months ended		Nine months ended
	(Date of Inception)	August 31,		August 31,
	to August 31, 2008	2008	2007	2008	2007
	$	$	$	$	$

EXPENSES
Amortization	2,095	–	–	–	–
Bad debts	248	–	–	–	–
Bank charges and interest	64,040	56	40	240	2,322
Consulting and secretarial fees	205,016	–	–	–	–
Finders’ fees	180,727	–	–	–	–
Foreign exchange (gain) loss	(1,700)	(33)	–	(33)	7
Management fees	342,781	–	–	–	–
Mineral property expenses	54,541	–	3,421	–	3,921
Office and miscellaneous	154,131	215	1,403	4,507	7,654
Professional fees	854,531	5,254	12,200	18,565	25,878
Shareholder information	92,227	947	(317)	947	1,138
Transfer agent and regulatory fees	175,249	3,917	2,033	5,967	4,998
Travel and promotion	78,032	–	1,080	–	1,080
Write-down of mineral property	1,456,807	–	–	–	–

	3,658,725	10,356	19,860	30,193	46,998

OTHER ITEMS
Interest income	(25,440)	–	–	–	–
Gain on settlement of debt	(1,303)	–	–	–	–
Gain on option	(1,187,500)	–	–	–	–
Loss on sale of capital assets	344	–	–	–	–
Loss on sale of long-term investment	630,397	–	–	–	–
Write-down of advances to affiliate	637,768	–	–	–	–
Write-down of long-tem investment	649,459	–	–	–	–

	703,725	–	–	–	–

Net Loss for the Period	(4,362,450)	(10,356)	(19,860)	(30,193)	(46,998)

Net Loss Per Share – Basic and Diluted		(0.00)	(0.00)	(0.00)	(0.01)

Weighted Average Numbers of Shares Outstanding		6,058,000	6,058,000	6,058,000	6,058,000

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Interim Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited)

	Accumulated from June 22, 1983 (Date of Inception) to August 31, 2008 $

		Nine months ended,
		August 31, 2008 $	August 31, 2007 $
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net loss for the period	(4,362,450)	(30,193)	(46,998)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	2,095	–	–
Bad debts	248	–	–
Finders’ fees	114,932	–	–
Gain on debt settlement	(1,303)	–	–
Gain on option	(1,187,500)	–	–
Loss on sale of capital assets	344	–	–
Loss on sale of investments	630,397	–	–
Write-down of advances to affiliate	637,768	–	–
Write-down of mineral property	1,468,807	–	–
Write-down of long-term investment	649,459	–	–
Changes in non-cash working capital items related to operations
Increase in GST receivable	(783)	(201)	(36)
Increase (decrease) in accounts payable and accrued liabilities	428,401	(2,441)	(8,798)
Increase in short-term loan	–	–	50,000

Net cash used in operating activities	(1,619,585)	(32,835)	(5,832)

INVESTING
Purchase of capital assets	(3,038)	–	–
Expenditures on mineral properties	(1,121,172)	–	–
Proceeds from disposal of capital assets	600	–	–
Purchase of investments	(310,025)	–	–
Deposit	–	5,000	(5,000)
Advances to affiliate	(808,346)	–	–
Proceeds on disposal of investments	365,111	–	–

Net cash flows provided by (used in) investing activities	(1,876,870)	5,000	(5,000)

FINANCING
Advance payable	90,000	40,000	–
Capital stock issued for cash	3,419,522	–	–

Net cash flows provided by financing activities	3,509,522	40,000	–

NET CASH INFLOW	13,067	12,165	(10,832)

CASH, BEGINNING	–	902	16,895

CASH, ENDING	13,067	13,067	6,063

The accompanying notes are an integral part of these financial statements

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

The Company was incorporated on June 22, 1983, and is currently in the business of seeking and identifying suitable business opportunities or business combinations in Canada. The Company's common shares are listed on the OTC Bulletin Board under the trading symbol "BVLTF". The Company is a development stage company and accordingly, the statements of operations and cash flows include a total of all expenditures and other income and expenses since inception, June 22, 1983 to August 31, 2008.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At August 31, 2008, the Company had not yet identified a suitable business, has accumulated losses of $4,362,450 since its inception, had a working capital deficiency of $82,952 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company's ability to raise funds through debt financing, complete equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms. The financial statements contain no adjustments which reflect the outcome of this uncertainty.

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared in accordance with the accounting principles and policies described in the Company’s annual financial statements for the year ended November 30, 2007, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the nine-month period ended August 31, 2008 are not necessarily indicative of the results that may be expected for the year ended November 30, 2008.

2.	MINERAL PROPERTY

During the year ended November 30, 2007, the Company was in the process of acquiring an exploration permit to a mineral claim located in British Columbia, Canada for a term expiring on November 30, 2008. The Company paid a $5,000 security deposit and incurred $3,921 in exploration costs on the mineral claim.

During the nine month period ended August 31, 2008, the Company abandoned the mineral claim and received a refund of the security deposit.

3.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties, which are in the normal course of operations and are measured at the exchange amount.

a)	The Company incurred $nil (2007 - $3,774) for office rent to a company with a common director, which is included in office and miscellaneous expenses.
b)	As at August 31, 2008, the Company owes$65,000 to a director for advances, which are unsecured, without interest and payable on demand.
c)	As at August 31, 2008, the Company owes $25,000 to a company owned by the President of the Company for advances, which are unsecured, without interest or fixed terms of repayment.

4.CAPITAL STOCK

Common Shares

The common shares of the Company are all of the same class, are voting and entitle stockholders to receive dividends. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets or any dividends which may be declared.

Preferred Shares

The preferred shares of the Company may be issued in one or more series and may be designated as voting or non-voting and cumulative or non-cumulative. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets before any distribution is made to the holders of the common shares. The Company had no preferred shares outstanding at August 31, 2008 and 2007.

Stock Options

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company’s authorized but un-issued common stock. Options currently expire no later than 10 years from the grant date and generally vest on the date of grant. These options are granted with an exercise price equal to the market price of the Company’s common stock on the date of the grant. The Company had no options outstanding as at August 31, 2008 and 2007.

5.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. There are no material differences between Canadian GAAP and United States GAAP on the balance sheets, statements of operation, and cash flows.

Management does not believe that any recently issued, but not yet effective accounting standard if currently adopted could have a material effect on the accompanying financial statements.

BRADNER VENTURES LTD.

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three Month Period Ended August 31, 2008

October 30, 2008

The following discussion and analysis of our financial condition and results of operations for the quarterly period ended August 31, 2008 should be read in conjunction with our financial statements and related notes included in this interim report. Our financial statements included in this interim report were prepared in accordance with generally accepted accounting principles in Canada.

Information contained herein includes estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Forward-looking statements include plans, expectations, estimates, forecasts and other comments that are not statements of fact. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, we do not intend to update any of these forward-looking statements to conform these statements to actual results.

The amounts included in the following discussion are expressed in Canadian dollars.

Description of Business

We are a company seeking a suitable business opportunity or business combination. Our plan of operation is to acquire a prospective business opportunity or to enter into a business combination with an entity that has a suitable pre-existing business. We have not entered into any definitive agreements in furtherance of our plan of operation during the third quarter ended August 31, 2008, and we can provide no assurance that we will locate or acquire a suitable business opportunity. We anticipate that any acquisition or business combination that our company elects to enter into will require additional financing. There can be no assurance, however, that we will be able to obtain the financing necessary to enable us to pursue our plan of operation.

At present, we are not able to fund our ongoing cash requirements through our current operations. Historically, we have been able to raise a limited amount of capital through private placements of our equity stock, but we are uncertain about our continued ability to raise funds privately. Further, we believe that our company may have difficulties raising capital until we locate a prospective business opportunity. If we are unable to secure adequate capital to continue our efforts to finalize an acquisition or business combination, our shareholders may lose some or all of their investment and our business may fail.

Results of Operations

Three Month Period Ended August 31, 2008 Compared to the Three Month Period August 31, 2007

Nine Month Period Ended August 31, 2008 Compared to the Nine Month Period Ended August 31, 2007

Our company did not generate any revenues during the three months ended August 31, 2008. Expenses were $10,356 for the three months ended August 31, 2008, compared to $19,860 for the three months ended August

31, 2007. Expenses incurred in the three month period ended August 31, 2008 were primarily those required to maintain our continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination.

Our company did not generate any revenues during the nine months ended August 31, 2008 or the nine months ended August 31, 2007. Expenses were $30,193 for the nine months ended August 31, 2008, compared to $46,998 for the nine months ended August 31, 2007. Expenses incurred during the nine months ended August 31, 2008 were primarily those required to maintain or continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination.

Our company did not generate any revenues during the year ended November 30, 2007. Expenses were $61,980 for the year ended November 30, 2007. Expenses incurred during the year ended November 30, 2007 were primarily those required to maintain our continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination.

Total cash inflow for the nine months ended August 31, 2008 was $12,165, compared to a cash outflow of $10,932 for the nine months ended August 31, 2007. The increase in cash inflow from the nine months ended August 31, 2008 compared to the nine months ended August 31, 2007 was primarily due to the receipt of a short term loan from a director of our company in the amount of $65,000, without interest or fixed terms of repayment.

Net loss was $10,356 or $(0.00) per share for the three months ended August 31, 2008, compared to a net loss of $19,860 or $(0.00) per share in the three months ended August 31, 2007. The decrease in the net loss for the three months ended August 31, 2008 as compared to the three months ended August 31, 2007 was due to a general decrease in operating expenses, mainly professional fees and mineral property expenses. Net loss was $30,193 or $(0.00) per share for the nine months ended August 31, 2008, compared to a net loss of $46,998 or $(0.01) per share for the nine months ended August 31, 2007. The decrease in the net loss for the nine months ended August 31, 2008 as compared to the nine months ended August 31, 2007 was primarily due to decreases in mineral property expenses, regulatory and professional fees.

Selected Quarterly and Year-to-Date Financial Information

The following table provides selected quarterly financial information for the three months ended August 31, 2008 and August 31, 2007:

	Three Months Ended August 31, 2008	Three Months Ended August 31, 2007

Revenue	$ Nil	$ Nil

Net loss	(10,356)	(19,860)

Net loss per share (basic and fully diluted)	(0.00)	(0.00)

	As at August 31, 2008	As at November 30, 2007

Total assets	$13,602	$6,236

Shareholders’ deficit	(82,952)	(52,759)

The following table provides selected quarterly financial information for the nine months ended August 31, 2008 and August 31, 2007:

	Nine Months Ended August 31, 2008	Nine Months Ended August 31, 2007

Revenue	$ Nil	$ Nil

Net loss	(30,193)	(46,998)

Net loss per share (basic and fully diluted)	(0.00)	(0.00)

Summary of Quarterly Results

Quarterly Results of the Eight Quarters ended August 31, 2008

	2008			2007

	August 31	May 31	February 29	November 30
	(unaudited)	(unaudited)	(unaudited)	(audited)

Revenues	$ Nil	$ Nil	$ Nil	$ Nil

Net loss	(19,860)	(12,135)	(7,702)	(14,989)

Basic and Diluted loss per share	(0.00)	(0.00)	(0.00)	(0.00)

	2007			2006

	August 31	May 31	February 28	November 30
	(unaudited)	(unaudited)	(unaudited)	(audited)

Revenues	$ Nil	$ Nil	$ Nil	$ Nil

Net loss	(19,860)	(19,589)	(7,543)	(15,176)

Basic and Diluted loss per share	(0.00)	(0.01)	(0.00)	(0.00)

Liquidity

We had cash and other current assets of $13,602 as at August 31, 2008, compared to $1,236 as at November 30, 2007. Our company’s normal operating expenses for the quarter ended August 31, 2008 of $10,356 included bank charges and interest of $56, office and miscellaneous of $215, professional fees (accounting, administration and legal) of $6,168 and transfer agent and regulatory fees of $3,917.

During the year ended November 30, 2007, we spent $60,993 on operations, received $50,000 from an advance payable and used $5,000 as a deposit in connection with the potential acquisition of an exploration permit, thereby decreasing our cash position from $16,895 at November 30, 2006 to $902 at November 30, 2007. Our company’s normal operating expenses for the fiscal year ended November 30, 2007 of $61,980 included professional fees (accounting, administration and legal) of $39,996, mineral property exploration of $3,921, transfer agent and regulatory fees of $5,790 and office and miscellaneous fees of $9,757.

We are currently seeking a business opportunity or business combination. If our company is successful in locating such a business and ultimately seeks to acquire or combine with the business, our company will incur expenses as part of the due diligence and transactional process. If an acquisition or business combination agreement is concluded in fiscal 2008, we anticipate that significant professional, filing and due diligence costs will be incurred by our company and, as a result, we will be forced to seek additional financing to fund the acquisition or business combination.

Our current plan of operation is to acquire a prospective business opportunity. We did not enter into any definitive agreements during the quarter ended August 31, 2008 in regards to the acquisition of a suitable business opportunity. Our company has limited financing upon which to continue our operations, and we anticipate that any acquisition that our company may ultimately seek to enter into will require additional financing. We presently do not have any arrangements in place for the financing of our continued operations or the costs associated with locating, acquiring and developing a prospective business opportunity.

Even if we are able to acquire a business opportunity or an interest in a business opportunity, there is no assurance that any revenues will be generated by us or that revenues generated would be sufficient to provide a return to investors.

Operating Activities

Operating activities used cash of $32,835 for the nine months ended August 31, 2008, compared to $5,832 for the quarter ended August 31, 2007. Operating activities used cash of $60,993 for the year ended November 30, 2007.

Investing Activities

We paid a security deposit for a mineral property claim during the nine month period ended August 31, 2007, and after abandoning the claim, the security deposit was refunded during the nine month period ended August 31, 2008.

Financing Activities

We received an advance payable of $40,000 from a director for financing activities during the nine month period ended August 31, 2008. We did not conduct any financing activities during the nine month period ended August 31, 2007.

Capital Resources

We anticipate that we will incur approximately $50,000 for operating expenses over the next twelve months, exclusive of any acquisition or development costs. These expenses include professional legal and accounting expenses associated with our company being a reporting issuer in the United States under the Securities Exchange Act of 1934 and a reporting issuer in British Columbia.

This estimate may increase if we are required to carry out due diligence investigations in regards to any prospective business opportunity or if the costs of negotiating acquisition agreements are greater than anticipated. We had cash in the amount of $13,067 and a working capital deficiency in the amount of $82,952 as of August 31, 2008. As this amount is not sufficient to enable our company to carry out our plan of operations for the next twelve months, we intend to complete a private placement equity financing in order to raise the additional funds necessary to pursue our plan of operations and to fund our working capital requirements. We currently do not have any arrangements in place for the completion of any private placement financings and there is no assurance that we will be successful in completing any private placement financings.

We are currently seeking a business opportunity or business combination. If our company is successful in locating such a business and ultimately seeks to acquire or combine with the business, our company will incur expenses as part of the due diligence and transactional process. If an acquisition or business combination agreement is concluded in fiscal 2008, we anticipate that significant professional, filing and due diligence costs will be incurred by our company and, as a result, we will be forced to seek additional financing to fund the acquisition or business combination.

Our current plan of operation is to acquire a prospective business opportunity. We did not enter into any definitive agreements during the quarter ended August 31, 2008 in regards to the acquisition of a suitable business opportunity. Our company has limited financing upon which to continue our operations, and we anticipate that any acquisition that our company may ultimately seek to enter into will require additional financing. We presently do not have any arrangements in place for the financing of our continued operations or the costs associated with locating, acquiring and developing a prospective business opportunity. It is not possible to estimate such funding requirements until our company enters into a definitive agreement to either acquire a business or to enter into a business combination and participate in the business.

Even if we are able to acquire a business opportunity or an interest in a business opportunity, there is no assurance that any revenues will be generated by us or that revenues generated would be sufficient to provide a return to investors.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

During the quarter ended August 31, 2008, our company incurred $nil (2007 - $3,774) for office rent to a company with a common director, which is included in office and miscellaneous expenses.

As at August 31, 2008 our company owes directors $65,000 for advances, which are unsecured, without interest and payable on demand.

As at August 31, 2008, the Company owes $25,000 to a company owned by the President of the Company for advances, which are unsecured, without interest or fixed terms of repayment.

This transaction was in the normal course of operations and measured at the exchange amount.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

There are no new critical accounting policies to provide an analysis of as at August 31, 2008.

Outstanding Securities

The authorized capital of our company consists of 100,000,000 shares, divided into 75,000,000 common shares without par value and 25,000,000 preference shares without par value. As of October 20, 2008, there were 6,058,256 common shares of our company issued and outstanding and no preference shares of our company issued and outstanding.

Additional Disclosure for Venture Issuers Without Significant Revenue

	Three Months Ended August 31, 2008	Three Months Ended August 31, 2007

General and Administrative Expenses	$10,356	$19,860

Additional Information

Additional information relating to our company is available for viewing on the SEDAR website at www.sedar.com.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Richard Coglon, Chief Executive Officer of Bradner Ventures Ltd., certify the following:

Review: I have reviewed the interim financial statements and interim MD&A (together the “interim filings”) of Bradner Ventures Ltd. (the “Issuer”) for the three month period ended August 31, 2008.

No Misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

Fair Presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the interim filings.

Date: October 30, 2008

“Richard Coglon”
Richard Coglon
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

The Issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Randy Buchamer, Chief Financial Officer of Bradner Ventures Ltd., certify the following:

Review: I have reviewed the interim financial statements and interim MD&A (together the “interim filings”) of Bradner Ventures Ltd. (the “Issuer”) for the three month period ended August 31, 2008.

No Misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

Fair Presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the interim filings.

Date: October 30, 2008

“Randy Buchamer”
Randy Buchamer
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

The Issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRADNER VENTURES LTD.

/s/ Richard Coglon

Richard Coglon

President

Date: October 30, 2008

CW2203688.1